UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
     ----------------------------------------------------------------------

                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)


 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b),
(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                                  CIMATRON LTD.
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                                (Name of Issuer)

                   Ordinary Shares, par value $0.10 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    M23798107
                      -------------------------------------
                                 (CUSIP Number)

                                  June 3, 2008
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             (Date of Event Which Requires Filing of this Statement)
Check the following box to designate the rule pursuant to which the Schedule is filed:

         |_| Rule 13d-1(b)

         |X| Rule 13d-1(c)

         |_| Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M23798107                       13G



1.             NAME OF REPORTING PERSON
               3Kotek 2 B.V.

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2.             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a) |_|
               (b) |_|

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3.             SEC USE ONLY

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4.             CITIZENSHIP OR PLACE OF ORGANIZATION
               Netherlands

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      NUMBER OF           5.     SOLE VOTING POWER
        SHARES                   -0-
     BENEFICIALLY
        OWNED BY          6.     SHARED VOTING POWER
         EACH                    854,360*
      REPORTING
        PERSON            7.     SOLE DISPOSITIVE POWER
         WITH                    -0-

                          8.     SHARED DISPOSITIVE POWER
                                 854,360*

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9.              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                854,360*

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10.            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
               SHARES                               |_|

--------------------------------------------------------------------------------

11.            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
               9.1%

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12.            TYPE OF REPORTING PERSON:
               CO
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________________
* See Item 4.

CUSIP No. M23798107                       13G



1.             NAME OF REPORTING PERSON
               Jaap Stomp

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2.             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a) |_|
               (b) |_|

--------------------------------------------------------------------------------

3.             SEC USE ONLY

--------------------------------------------------------------------------------

4.             CITIZENSHIP OR PLACE OF ORGANIZATION
               Netherlands

--------------------------------------------------------------------------------

      NUMBER OF           5.     SOLE VOTING POWER
        SHARES                   -0-
     BENEFICIALLY
        OWNED BY          6.     SHARED VOTING POWER
         EACH                    854,360*
      REPORTING
        PERSON            7.     SOLE DISPOSITIVE POWER
         WITH                    -0-

                          8.     SHARED DISPOSITIVE POWER
                                 854,360*

--------------------------------------------------------------------------------

9.              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                854,360*

--------------------------------------------------------------------------------

10.            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
               SHARES                               |_|

--------------------------------------------------------------------------------

11.            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
               9.1%

--------------------------------------------------------------------------------

12.            TYPE OF REPORTING PERSON:
               IN
--------------------------------------------------------------------------------

________________
* See Item 4.

CUSIP No. M23798107                       13G



1.             NAME OF REPORTING PERSON
               Joel Koschitzky

--------------------------------------------------------------------------------
2.             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a) |_|
               (b) |_|

--------------------------------------------------------------------------------

3.             SEC USE ONLY

--------------------------------------------------------------------------------

4.             CITIZENSHIP OR PLACE OF ORGANIZATION
               Israel

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      NUMBER OF           5.     SOLE VOTING POWER
        SHARES                   40,000*
     BENEFICIALLY
        OWNED BY          6.     SHARED VOTING POWER
         EACH                    854,360*
      REPORTING
        PERSON            7.     SOLE DISPOSITIVE POWER
         WITH                    40,000*

                          8.     SHARED DISPOSITIVE POWER
                                 854,360*

--------------------------------------------------------------------------------

9.              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                894,360*

--------------------------------------------------------------------------------

10.            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
               SHARES                               |_|

--------------------------------------------------------------------------------

11.            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
               9.5%

--------------------------------------------------------------------------------

12.            TYPE OF REPORTING PERSON:
               IN
--------------------------------------------------------------------------------

________________
* See Item 4.

Item 1.
(a)      Name of Issuer:
           Cimatron Ltd. (the "Issuer")

(b)      Address of Issuer's Principal Executive Offices:
           11 Gush Etzion Street
           Givat Shmuel
           Israel 51905


Item 2.
(a)-(c) Name, Address and Citizenship of Persons Filing:

        This Statement is filed by the following persons and entities (the "Reporting Persons"):

                  (1) 3Kotek 2 B.V. ("3Kotek 2") is a company incorporated under the laws of the Netherlands, with a principal business address at Wielewaalweg 1, 4791 PD, Klundert, Netherlands.

                  (2) Jaap Stomp is an individual holding Dutch citizenship, with a principal business address at Wielewaalweg 1, 4791 PD, Klundert, Netherlands.

                  (3) Joel Koschitzky is an individual holding Israeli citizenship, with a principal business address at 9 Atir Yeda, Kfar Saba, Israel.


(c) Title of Class of Securities:
    Ordinary Shares, par value $0.10 per share (the "Ordinary Shares")

(d) CUSIP Number: M23798107



Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not Applicable.

Item 4.  Ownership

         Percentages are based on 9,394,598 Ordinary Shares outstanding as of June 4, 2008, as reported by the Issuer on its report on Form 6-K filed with the SEC on June 5, 2008.

         Of the 894,360 Ordinary Shares reported in this Statement, 854,360 Ordinary Shares are held by 3Kotek 2 and 40,000 Ordinary Shares are held by a company wholly-owned by Mr. Koschitzky. Messrs. Stomp and Koschitzky are the directors of 3Kotek 2 and therefore may be deemed to beneficially own the Ordinary Shares held by 3Kotek 2. Messrs. Stomp and Koschitzky disclaim beneficial ownership of the Ordinary Shares held by 3Kotek 2.

         Except as set forth above, see items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Persons, which are incorporated herein.

Item 5.  Ownership of Five Percent or Less of a Class
          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company Not applicable.

Item 8.  Identification and Classification of Members of the Group
         Not applicable.

Item 9.  Notice of Dissolution of Group
         Not applicable.

Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 12, 2008



             3KOTEK 2 B.V.

             By: /s/ Jaap Stomp
                ----------------------
             Name: Jaap Stomp
             Title: Director


             /s/  Jaap Stomp
             ------------------------
             Jaap Stomp



             /s/ Joel Koschitzky
             ------------------------
             Joel Koschitzky

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

 The undersigned hereby agree as follows:

 1. Each of them is individually eligible to file with respect to its investment in Cimatron Ltd. (the "Issuer") on Schedule 13G pursuant to Rule 13d-1 under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act");

 2. Pursuant to Rule 13d-1(k)(1) under the Exchange Act, each of them hereby agrees to file a joint Schedule 13G and any amendments thereto with respect to the information required to be reported by them with respect to their investment in the Issuer under Section 13 of the Exchange Act and the rules and regulations thereunder; and

 3. Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.


June 12, 2008



              3KOTEK 2 B.V.

              By: /s/ Jaap Stomp
                 ----------------------
              Name: Jaap Stomp
              Title: Director




              /s/  Jaap Stomp
              -------------------------
              Jaap Stomp



              /s/ Joel Koschitzky
              --------------------------
              Joel Koschitzky